UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2023
Commission File Number: 001-40324
Centerra Gold Inc.
(Translation of registrant's name into English)
1 University Avenue, Suite 1500
Toronto, Ontario
M5J 2P1
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [ X ]

On May 15, 2023, the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference. (c) Exhibit 99.1. Press release dated May 15, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Centerra Gold Inc.
(Registrant)

Date: May 15, 2023	/s/ Paul Tomory
Paul Tomory
President and CEO